Exhibit (d)(i)

THE GUARDIAN INSURANCE & ANNUITY COMPANY, INC.

POLICY CONTINUATION RIDER

Benefit

Subject to the conditions outlined in this rider, you may elect to continue the policy to which this rider is attached on a fixed reduced paid-up basis. Once the policy is changed to a fixed reduced paid-up benefit, the policy cannot lapse and will remain in force unless you surrender it.

Electing the Rider Benefit

In order to exercise the benefit under this rider, we must receive your signed written request at our Customer Service Office in Good Order. The election will be effective on the Monthly Processing Date which is on or next follows the Business Day we receive your request, provided that all of the following conditions are met as of that Monthly Processing Date:

•	The policy has been in force for at least 15 years;

•	The insured must be at least Attained Age 75;

•	The Policy Debt is greater than 95% of the Policy Account Value, but not greater than 99.5% of the Policy Account Value after the deduction of the Rider Transaction Charge described below; and

•	Either the Policy Debt exceeds the face amount of the policy, or the Loan Amount exceeds the sum of all premiums that have been paid into the policy less any partial withdrawals taken.

If you request to exercise this benefit and all of these conditions are met, then the rider benefit will take effect as of that Monthly Processing Date. This is the Election Effective Date.

Rider Transaction Charge

The rider transaction charge is a one-time charge that only applies if you elect to exercise the benefit under this rider. The charge is a percentage of the Policy Account Value on the Election Effective Date, and is deducted from the unloaned Policy Account Value on that Date. The maximum percentage we will use to determine the Rider Transaction Charge is shown in the “Transaction Deductions” section of your Policy Data pages.

Effects on Policy

If you exercise this rider and meet all of the conditions described above, the following changes will take place under your policy as of the Election Effective Date:

•	The Rider Transaction Charge will be deducted from the Policy Account Value as described above.

•	The Face Amount of the policy will be changed to equal the Policy Account Value on the Election Effective Date (after the Rider Transaction Charge is deducted) multiplied by the factor shown in the Table of Death Benefit Factors included in your policy, for the appropriate Attained Age.

•	The death benefit payable after this rider is exercised will be determined in accordance with the provisions of Death Benefit Option 1 under the policy, except that the Face Amount is the new Face Amount described above. The right to change the Death Benefit Option no longer applies once this rider is exercised.

•	No further Monthly Deductions will be deducted under the policy.

•	Any portion of the Policy Account Value that you have in the Variable Investment Options and the Indexed Option is irrevocably transferred to the Fixed Rate Option. There is no transfer charge for this transfer. The Fixed Rate Option will continue to be credited interest as described in the policy. If at the point this rider is exercised, the Indexed Option Alternate Account is greater than the amount in the Indexed Option, the amount in the Indexed Option Alternate Account will be transferred to the Fixed-Rate Option instead of the amount in the Indexed Option.

•	All additional benefit riders will end on the Election Effective Date.

•	The outstanding policy loan will continue and will continue to incur loan interest at the applicable rate under the policy. The Loan Account will also continue to be credited with interest as described in the policy. Any Indexed Loan will be changed to a Standard Loan.

•	Loan repayments will continue to be accepted. Loan repayments will be applied as described in the policy except that any transfer out of the Loan Account will be made only to the Fixed-Rate Option.

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•	Any outstanding Policy Debt will be deducted from any death proceeds payable.

•	No additional premiums can be paid into the policy, nor can a partial withdrawal or a new policy loan be taken.

Cash Surrender Value

If you exercise this rider, the reduced paid-up insurance can be surrendered for its Net Cash Surrender Value. The surrender will take effect as of the close of the Business Day on which we receive your signed written request in Good Order. Upon surrender, this policy will terminate and all insurance under this policy will end.

Termination

Once this rider is exercised, the policy will not lapse until the death of the insured, or earlier if you decide to surrender the policy.

The Guardian Insurance and Annuity Company, Inc.

ICC13-PCR IVUL